Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn:	Tara Harkins
Al Pavot
Abby Adams
Laura Crotty

Re:	Regencell Bioscience Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-253571)
Request for Acceleration of Effectiveness

Dear Ms. Adams:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Regencell Bioscience Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on July 15, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC